Delisting Determination,The Nasdaq Stock Market, LLC,
December 16, 2011, Anchor Bancorp Wisconsin Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Anchor Bancorp Wisconsin Inc.
(the Company), effective at the opening of the trading session on December 27, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1).
The Company was notified of the Staffs determination on November 10, 2011. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 21, 2011.